EXHIBIT 11

STANDARD COMMERCIAL CORPORATION

COMPUTATION OF EARNINGS PER COMMON SHARE

(In thousands, except share information; unaudited)

	Third quarter ended December 31		Nine months ended December 31
	2004	2003	2004	2003
BASIC EARNINGS (LOSS) PER COMMON SHARE
Income (loss) from continuing operations	$11,065	$6,927	$13,995	$27,501
Loss from discontinued operations	(4,664)	(3,296)	(32,582)	(31,567)

Net income (loss) applicable to common stock	$6,401	$3,631	$(18,587)	$(4,066)

Basic average shares outstanding	13,738,111	13,631,181	13,708,284	13,595,181

From continuing operations	$0.81	$0.51	$1.02	$2.03
Discontinued operations	(0.34)	(0.24)	(2.38)	(2.32)

Net income (loss)	$0.47	$0.27	$(1.36)	$(0.29)

DILUTED EARNINGS (LOSS) PER COMMON SHARE
Income from continuing operations	$11,065	$6,927	$13,995	$27,501
Add – after-tax interest expense on 7 1/4% convertible subordinated debentures	—	539	—	1,617

Adjusted income from continuing operations	11,065	7,466	13,995	29,118
Loss from discontinued operations	(4,664)	(3,296)	(32,582)	(31,567)

Net income (loss) applicable to common stock	$6,401	$4,170	$(18,587)	$(2,449)

Basic average shares outstanding	13,738,111	13,631,181	13,708,284	13,595,181
Increase in shares outstanding assuming conversion of 7 1/4 convertible subordinated debentures at November 13, 1991	—	1,533,390	—	1,533,390
Stock options exercisable	23,792	81,480	23,639	59,681

Diluted average shares outstanding	13,761,903	15,246,051	13,731,923	15,188,252

From continuing operations	$0.81	$0.49	$1.02	$1.92
Discontinued operations	(0.34)	(0.22)	(2.37)	(2.08)

Net income (loss)	$0.47	$0.27	$(1.35)	$(0.16)